FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2012

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Total Voting Rights
Exhibit No. 2	Capital Exercise Statement
Exhibit No. 3	Blocklisting Sixth Monthly Return
Exhibit No. 4	Director/PDMR Shareholding
Exhibit No. 5	Publication of Prospectus

Exhibit No. 1

The Royal Bank of Scotland Group plc
Total Voting Rights - Conformity with the Disclosure and Transparency Rules

In conformity with the Disclosure and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 28 September 2012:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			28 September 2012

Ordinary shares of £1	6,070,177,140	4	24,280,708,560
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Non-cumulative Preference Shares of £1 (series 1)	54,442	1	54,442
Non-cumulative Preference Shares of €0.01 (Series 1)	1,250,000	1	1,250,000
Non-cumulative Preference Shares of €0.01 (Series 3)	9,429	1	9,429
Non-cumulative Preference Shares of US$0.01 (Series M)	23,125,869	1	23,125,869
Non-cumulative Preference Shares of US$0.01 (Series N)	22,113,160	1	22,113,160
Non-cumulative Preference Shares of US$0.01 (Series P)	9,883,307	1	9,883,307
Non-cumulative Preference Shares of US$0.01 (Series Q)	20,646,938	1	20,646,938
Non-cumulative Preference Shares of US$0.01 (Series R)	10,163,932	1	10,163,932
Non-cumulative Preference Shares of US$0.01 (Series S)	26,449,040	1	26,449,040
Non-cumulative Preference Shares of US$0.01 (Series T)	51,245,839	1	51,245,839
Non-cumulative Preference Shares of US$0.01 (Series U)	10,130	1	10,130

Total:	6,236,029,226		24,449,260,646

of which none are held in Treasury.

There are also 51,000,000,000 Series 1 class B shares of £0.01 in issue which carry no voting rights.

The above figures may be used by shareholders of the respective classes of shares as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in their shareholding, under the FSA's Disclosure and Transparency Rules.

Exhibit No. 2

The Royal Bank of Scotland Group plc
Statement on the final assessment of the capital exercise and fulfilment of the European Banking Authority December Recommendation

The Royal Bank of Scotland Group plc ("RBS") notes the announcements made today by the European Banking Authority ("EBA") and the Financial Services Authority regarding the final assessment of the capital exercise and fulfilment of the EBA December 2011 Recommendation, which shows the following result for RBS.

RBS exceeds the 9% Core Tier 1 ratio including the sovereign buffer as stated in the EBA December 2011 recommendation.

A reconciliation between the exercise and RBS's published Core Tier 1 capital as at 30 June 2012 is provided below:

		EBA Methodology
	Published June 2012	Material Holdings1	Loss of tax on EL vs provisions2	EBA methodology
Core Tier 1 capital, £m	48,155	(313)	(756)	47,086
RWAs, £m	434,681	0	0	434,681
Core Tier 1 ratio, %	11.1%			10.8%

1Material holdings deducted from Total Tier 1 in the published ratio, deducted from CT1 under EBA methodology.
2Tax on the excess of expected loss over provisions - disallowed for CT1 under EBA methodology.

For further information, please contact:

Investor Relations
Richard O'Connor
Head of Investor Relations
+44 (0) 20 7672 1758

RBS Group Media Relations
+44 (0) 131 523 4205

Notes to Editors
The detailed results of the capital exercise as well as information on RBS exposures to central, regional and local governments in the EEA are available via the link below.

http://www.rns-pdf.londonstockexchange.com/rns/8703N_-2012-10-3.pdf

Background on the EBA capital exercise

The EBA Recommendation on the creation of temporary capital buffers to restore market confidence was adopted by the Board of Supervisors on 8 December 2011 to address the difficult situation in the EU banking system, especially with regard to the sovereign exposures, by restoring stability and confidence in the markets. The Recommendation was part of a suite of measures agreed at EU level.

The Recommendation called on National Authorities to require banks included in the sample to strengthen their capital positions by building up an exceptional and temporary buffer such that their Core Tier 1 capital ratio reaches a level of 9% by the end of June 2012. In addition, banks were required to hold an exceptional and temporary capital buffer against sovereign debt exposures to reflect market prices as at the end of September 2011. The amount of the sovereign capital buffer has not been revised.

The initial sample of the Capital Exercise included 71 banks. However, the 6 Greek banks were treated separately as the country is currently under an EU/IMF assistance programme. Moreover, four banks (Öesterreichische Volksbank AG, Dexia, WestLB AG and Bankia) from the original sample have been identified as undergoing a significant restructuring process, and are being monitored separately. Therefore, the final assessment published today refers to 61 banks.

ENDS

Exhibit No. 3

Date: 08 October 2012

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:
The Royal Bank of Scotland Group plc Combined Blocklisting.
Can be used to satisfy option exercises and/or share vestings under the following share plans:- The Royal Bank of Scotland Group plc 2007 Sharesave Plan; The Royal Bank of Scotland Group plc 2007 Irish Sharesave Plan; The Royal Bank of Scotland Group plc 2007 Executive Share Option Plan; The Royal Bank of Scotland Group plc Medium-term Performance Plan; The Royal Bank of Scotland Group plc 2010 Long Term Incentive Plan; The Royal Bank of Scotland Group plc 2010 Deferral Plan

Period of return:	From:	01 April 2012	To:	30 September 2012
Balance of unallotted securities under scheme(s) from previous return:		22,031,561*
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		22,031,561
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		0
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

*Adjusted for 1 for 10 Share Consolidation effective 06 June 2012

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 08 October 2012

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2007 Sharesave Plan
Period of return:	From:	01 April 2012	To:	30 September 2012
Balance of unallotted securities under scheme(s) from previous return:		6,044,886*
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		5,000,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		592
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		11,044,294
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

*Adjusted for 1 for 10 Share Consolidation effective 06 June 2012

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 08 October 2012

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2007 Irish Sharesave Plan
Period of return:	From:	01 April 2012	To:	30 September 2012
Balance of unallotted securities under scheme(s) from previous return:		432,618*
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		1,000,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,432,618
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

*Adjusted for 1 for 10 Share Consolidation effective 06 June 2012

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 08 October 2012

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 1997 Sharesave Scheme
Period of return:	From:	01 April 2012	To:	30 September 2012
Balance of unallotted securities under scheme(s) from previous return:		6,817,920*
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		6,817,920
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

*Adjusted for 1 for 10 Share Consolidation effective 06 June 2012

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 08 October 2012

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2007 Executive Share Option Plan
Period of return:	From:	01 April 2012	To:	30 September 2012
Balance of unallotted securities under scheme(s) from previous return:		1,928,856*
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		5,000,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		6,928,856
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

*Adjusted for 1 for 10 Share Consolidation effective 06 June 2012

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 08 October 2012

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 1999 Executive Share Option Scheme
Period of return:	From:	01 April 2012	To:	30 September 2012
Balance of unallotted securities under scheme(s) from previous return:		5,342,057*
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		5,342,057
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

*Adjusted for 1 for 10 Share Consolidation effective 06 June 2012

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 08 October 2012

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc Medium-term Performance Plan
Period of return:	From:	01 April 2012	To:	30 September 2012
Balance of unallotted securities under scheme(s) from previous return:		243,274*
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		1,100,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		120,928
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,222,346
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

*Adjusted for 1 for 10 Share Consolidation effective 06 June 2012

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 08 October 2012

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc Employee Share Ownership Plan
Period of return:	From:	01 April 2012	To:	30 September 2012
Balance of unallotted securities under scheme(s) from previous return:		3,436,774*
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		3,436,774
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

*Adjusted for 1 for 10 Share Consolidation effective 06 June 2012

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 08 October 2012

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc Option 2000 Scheme
Period of return:	From:	01 April 2012	To:	30 September 2012
Balance of unallotted securities under scheme(s) from previous return:		1,369,440*
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,369,440
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

*Adjusted for 1 for 10 Share Consolidation effective 06 June 2012

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 08 October 2012

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		National Westminster Bank Group 1994 Executive Share Option Scheme
Period of return:	From:	01 April 2012	To:	30 September 2012
Balance of unallotted securities under scheme(s) from previous return:		282,699*
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		282,699
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

*Adjusted for 1 for 10 Share Consolidation effective 06 June 2012

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 08 October 2012

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The 1999 NatWest Group Sharesave Scheme
Period of return:	From:	01 April 2012	To:	30 September 2012
Balance of unallotted securities under scheme(s) from previous return:		640,397*
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		640,397
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

*Adjusted for 1 for 10 Share Consolidation effective 06 June 2012

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 08 October 2012

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		First Active plc 1998 SAYE Scheme
Period of return:	From:	01 April 2012	To:	30 September 2012
Balance of unallotted securities under scheme(s) from previous return:		74,383*
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		74,383
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

*Adjusted for 1 for 10 Share Consolidation effective 06 June 2012

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 08 October 2012

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		First Active plc 2001 SAYE Scheme
Period of return:	From:	01 April 2012	To:	30 September 2012
Balance of unallotted securities under scheme(s) from previous return:		64,476*
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		64,476
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

*Adjusted for 1 for 10 Share Consolidation effective 06 June 2012

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 08 October 2012

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		First Active plc 1998 Share Option Scheme
Period of return:	From:	01 April 2012	To:	30 September 2012
Balance of unallotted securities under scheme(s) from previous return:		73,565*
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		73,565
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

*Adjusted for 1 for 10 Share Consolidation effective 06 June 2012

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 08 October 2012

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		First Active plc 2002 Approved Share Option Scheme
Period of return:	From:	01 April 2012	To:	30 September 2012
Balance of unallotted securities under scheme(s) from previous return:		69,265*
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		69,265
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

*Adjusted for 1 for 10 Share Consolidation effective 06 June 2012

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 08 October 2012

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2010 Deferral Plan
Period of return:	From:	01 April 2012	To:	30 September 2012
Balance of unallotted securities under scheme(s) from previous return:		0
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		80,000,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		40,743,663
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		39,593,827
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 08 October 2012

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2010 Long Term Incentive Plan
Period of return:	From:	01 April 2012	To:	30 September 2012
Balance of unallotted securities under scheme(s) from previous return:		0
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		5,000,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		112,473
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		4,887,527
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 08 October 2012

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2010 Company Share Option Plan (Option 2011)
Period of return:	From:	01 April 2012	To:	30 September 2012
Balance of unallotted securities under scheme(s) from previous return:		0
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		800,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		800,000
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

Exhibit No. 4

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer - The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £1.00

5. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

6. State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

7. Number of shares, debentures or financial instruments relating to shares acquired

48

8. Price per share or value of transaction

£2.57630

9. Date and place of transaction

8 October 2012

10. Date issuer informed of transaction

8 October 2012

11. Name of contact and telephone number for queries

Jan Cargill, Deputy Group Secretary

0131 626 3860

Name and signature of duly authorised officer of issuer responsible for making notification

Jan Cargill, Deputy Group Secretary

Date of notification

9 October 2012

Exhibit No. 5

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc £90,000,000,000 Euro Medium Term Note Programme dated 26 October 2012.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6947P_-2012-10-26.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do.

For further information, please contact:

Greg Case
Debt Investor Relations
The Royal Bank of Scotland Group plc
280 Bishopsgate
London EC2M 4RB

TEL: + 44 20 7672 1758
FAX: + 44 20 7672 1801

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 October 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary